EXHIBIT 21

Dynatronics Corporation

Subsidiaries

Dynatronics Corporation has the following wholly-owned subsidiaries:

(1) Hausmann Enterprises, LLC, a Utah limited liability company, formed to facilitate the acquisition and subsequent operation of a manufacturing and distribution business in 2016; and

(2) Bird & Cronin, LLC, a Utah limited liability company, formed to facilitate the acquisition and subsequent operation of a manufacturing and distribution business in 2017.